FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

MIGENIX Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

  EXHIBITS

Exhibit 1

Press Release dated November 4, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: November 4, 2004

FOR IMMEDIATE RELEASE

MIGENIX RELEASES CEO MESSAGE

Vancouver, BC, CANADA & San Diego, CA, USA – November 4, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, today issued its 13th CEO Message from Jim DeMesa, MD, President & CEO.

To obtain a copy of the CEO Message please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 241.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. With multiple product opportunities in various stages of clinical and preclinical development, the Company's most advanced clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer's disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com
Gino de Jesus or Dian Griesel, Ph.D. The Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com
Renmark Financial Communications John Boidman: jboidman@renmarkfinancial.com Edith English: eenglish@renmarkfinancial.com Media - Cynthia Lane: clane@renmarkfinancial.com Tel: 514-939-3989

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

November 4, 2004

It's now a new ballgame!  We have a new name, a US-based operation in San Diego, and a significantly expanded pipeline with several blockbuster opportunities in infectious and degenerative diseases, providing us many more value-driving opportunities for the future.

With the completion of the MitoKor acquisition, the initiation of a Phase II Hepatitis C (HCV) clinical study, and the re-partnering of MX-226 (all within the past 3 months), we have continued to execute on our strategy and transform our company as planned and communicated.  Obviously, therefore, we are very disappointed that our external value has not yet kept pace with our internal value and fundamentals.

In my February 2004 CEO Message, I defined Mission, Milestones, and Momentum as our "mantra" for the year.  So far, momentum has continued to elude us, even though we have achieved so much since then.  Of course, part of this relates to the negative market conditions this year and, therefore, I firmly believe it is temporary and will begin changing as we continue to execute our plan and achieve the additional milestones that lie ahead. This will allow us to begin to achieve our mission.

Also, to realize a more appropriate value for the company we are creating, we know we must continue to get the story out to a broader audience, achieve clinical success in our Phase II HCV trial (now enrolling patients), and initiate the studies required to advance several other programs toward later stages of development.

If you have been following our company since 2002 when we created our new management team and developed our new strategy, you know that one of our commitments has been to do everything possible to do what we say we are going to do.  We are very proud of our record toward that commitment, accomplishing most everything we said we would achieve over the past three years.  As with all biotech companies, however, there will always be outcomes beyond our control that affect progress.

So far, the one thing we have not yet completed in the timeframe we anticipated is the partnering of our topical acne treatment, MX-594AN.  While we remain confident this will get done, it is certainly taking much longer than originally expected.  There is intense competition in the topical prescription acne market and so there are many more details and issues to address in due diligence and negotiations, making the process longer and more challenging. That is why this is our highest current Business Development priority, where discussions are advancing with several companies interested in licensing MX-594AN.

Most importantly, however, as a result of our full-scale transformation, we now have 14 clinical and preclinical product opportunities in our pipeline. This is a very robust pipeline with tremendous potential.  Some consider this a problem for a company our size with limited resources.  We see it as a good problem to have.  Building a broad, deep pipeline has been part of our vision since developing our new strategy and establishing our new team in 2002.

Part of the way we address this "good problem", therefore, is to organize our pipeline into three distinct baskets, based on priority and resource allocation:

  Basket #1 contains our highest priority, largest value-driving Product Development clinical candidates.  This is where we focus the vast majority of our resources. It includes MX-3253 for HCV and MX-4509 for Alzheimer's disease, both in Phase II.

CEO Message

November 4, 2004

  Basket #2 includes mainly earlier-stage programs with high clinical and economic potential, like MX-4042 for arthritis and MX-4565 for retinitis pigmentosa, as well as additional indications for our current clinical compounds, like MX-4509 for Freidreich's ataxia and Parkinson's disease. The programs in this basket require relatively low resources.

  Basket #3 contains product candidates where we use primarily external resources for advancement, such as the NIH and other collaborations. These programs are important early-stage programs representing different mechanisms of actions for indications where there are unmet medical needs and/or where we have current clinical assets (like HCV and Alzheimer's) or novel molecules with more common indications, like our nucleic acid mimic (nam) compounds for Hepatitis B.

For visual people like me, here is where we place each of the products in our pipeline, with the dollar signs representing the relative resources allocated to each basket:

We are very strict in our focus on the most important of these programs first (Basket #1), while advancing certain other very promising candidates forward as appropriate (Basket #2), knowing not all will survive the rigorous process of drug development.  This is why we have "follow-on" product candidates in the pipeline (Basket #3).  It is the whole concept of having many "shots on goal", which increases the chances of ultimate clinical success and eventual product commercialization.

In addition to these three "baskets" of internal product development activities, we also have compounds in various stages of development that have been out-licensed (like MX-226 and MX-1313) or available for out-licensing (like MX-594AN and MX-1121).  We will continue to work with our current and prospective partners on these programs to ensure the most efficient development path toward commercialization with minimal investment from us, while retaining future value and revenue potential.

My confidence in the integrity of this strategy continues to be affirmed as we expose our company more broadly to an increasingly biotech-savvy audience, the vast majority concurring that our most exciting, company-building potential comes from several of the newer programs in our portfolio.

CEO Message

November 4, 2004

Since so much has changed over the past several months, let me summarize our current operating priorities:

  Complete the MX-3253 Phase II monotherapy HCV trial (results expected in Q2/05)

  Prepare for MX-3253 Phase II combination HCV trials

  Initiate the MX-4509 Phase II Alzheimer's clinical trial

  Support our US marketing partner in obtaining a Special Protocol Assessment (SPA) from the FDA for MX-226, starting a Phase III trial, and preparing for NDA

  Partner MX-594AN and advance this program into Phase III

  Advance a new clinical opportunity from our preclinical portfolio

These are the activities where we will focus most of our time, energy, and resources over the next several months.  By keeping these priorities firmly in mind, we expect to take the company to the next level by having regular news flow and key value-driving events.  With this, a team focused on achieving results, and the financial resources necessary to achieve our objectives, I feel great about the future of our company.

Our ability to execute and get results, regardless of the circumstances, have completely transformed this company into a broad-based biotech firm, now called MIGENIX, in just three years.  And, even though market conditions and certain other factors have hindered the short-term recognition of our results, it by no means changes the excellent opportunity I saw when I decided to make the move here three years ago.  I am confident we are doing the right things and doing things right.  Obviously, clinical success is essential to drive value, which is why having multiple product opportunities is an important component of our strategy.  This is what will ultimately pay off for us.

Our challenge, therefore, is to remain focused on our priorities and unwavering in our commitment to achieving the most important results that will build significant value.  These are the things we can control and, based on our record of execution, I feel very confident our commitment, results, and patience, will be rewarded.

Sincerely,

Jim DeMesa, MD

President and CEO

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: negative market conditions being temporary and beginning to change as we continue to execute our plan and achieve the additional milestones that lie ahead, relative allocation of resources and prioritization of development programs in our pipeline, completing the MX-3253 Phase II HCV trial; preparing for MX-3253 Phase II HCV combination studies; initiating MX-4509 Phase II trial for Alzheimer's disease; our partner obtaining an SPA from the FDA,  starting a Phase III study for MX-226 and preparing for an NDA; partnering MX-594AN and advancing the program into Phase III; and advancing a new clinical opportunity from our preclinical portfolio. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: technology and product development; early stage of development; government regulation; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on and management of current and future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.